Exhibit 12.5

CILCORP INC.

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,		1/01/03 Thru 1/30/03(1)	1/31/03 Thru 12/31/03(1)	Year Ended December 31,
	2001	2002			2004	2005
Net income from continuing operations	$25,428	$24,658	$9,203	$14,400	$10,367	$3,222
Less- Change in accounting principle	-	-	3,818	-	-	(2,497)
Add- Taxes based on income (benefit)	22,182	6,841	2,922	5,946	(8,526)	(3,164)

Net income before income taxes and change in accounting principle	47,610	31,499	8,307	20,346	1,841	2,555

Add- fixed charges:
Interest on long term debt	74,710	71,407	5,035	48,899	51,992	50,562
Estimated interest cost within rental expense	979	1,619	87	1,398	395	390
Amortization of net debt premium, discount, and expenses	-	-	168	862	767	693
Subsidiary preferred stock dividends	2,159	2,159	180	1,947	2,062	1,988
Adjust preferred stock dividends to pre-tax basis	1,420	1,420	103	1,114	346	1,293

Total fixed charges	79,268	76,605	5,573	54,220	55,562	54,926

Less: Adjustment of preferred stock dividends to pre-tax basis	1,420	1,420	103	1,114	346	1,293

Earnings available for fixed charges	125,458	106,684	13,777	73,452	57,057	56,188

Ratio of earnings to fixed charges	1.58	1.39	2.47	1.35	1.02	1.02

(1)	Ameren Corporation purchased CILCORP Inc. and subsidiaries on January 31, 2003.